UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

On December 29, 2023, Lishui Xincai Industrial Co., Ltd. (“Xincai”), a wholly owned subsidiary of Tantech Holdings Ltd, a British Virgin Islands company (the “Company”), entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Pursuant to the agreement, Xincai agreed to sell all of the shares of its wholly owned subsidiary, Lishui Jikang Energy Technology Co., Ltd. (“Jikang”), to the buyer for RMB 5,000,000 (approximately $0.7 million). The purpose of the sale of Jikang is to reduce the Company's costs associated with maintaining Jikang and its wholly owned subsidiary, which do not currently engage in business operations. The buyer would pay 60% of the purchase price, or RMB 3,000,000, within 15 days after the execution of the agreement and pay the remaining 40%, or RMB 2,000,000, within 15 business days after the completion of the share transfer registration with the local regulatory authority.

Pursuant to the agreement, all of the assets and liabilities of Jikang, including all of the equity Jikang owns in its wholly owned subsidiary, Zhejiang Tantech Bamboo Technology Co., Ltd (“Tantech Bamboo”), and all the assets (except for the right to a patent) of Tantech Bamboo, would be transferred to the buyer.  The parties agreed that the patent owned by Tantech Bamboo would be transferred to Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”), a wholly owned subsidiary of Xincai. In addition, Tantech Bamboo would continue to provide a third party guarantee for a mortgage loan of Tantech Charcoal.

The foregoing descriptions of the share transfer agreement are summaries of certain material terms of the agreement, do not purport to be complete and are qualified in their entirety by reference to the agreement, which is attached hereto as Exhibits 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Share Transfer Agreement, dated December 29, 2023, by and between Lishui Xincai Industrial Co., Ltd. and Lishui Chida Logistics Co., Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: January 2, 2024	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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